UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Calle Sauceda, 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA hereby communicates information relating to the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on 13th March 2015, under agenda item fourth, section 4.2, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information document describing the free-of-charge capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes.

Madrid, 30th September 2015

INFORMATION DOCUMENT

FREE-OF-CHARGE CAPITAL INCREASE

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

30th September 2015

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005, OF 4th NOVEMBER, WHICH PARTIALLY DEVELOPS ACT 24/1988, OF 28th JULY, ON THE SECURITIES EXCHANGE, WITH RESPECT TO THE ADMISSION OF SECURITIES FOR TRADING ON REGULATED SECONDARY MARKETS, PUBLIC BIDS OF SALE OR SUBSCRIPTION AND THE OFFERING CIRCULAR REQUIRED FOR SUCH PURPOSES.

1.	INTRODUCTION

The Ordinary General shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) held on 13th March 2015 resolved, under item 4.2 of the fourth point of its agenda, to increase the share capital of BBVA, to be charged against voluntary reserves, in accordance with the terms and conditions set out in the resolution (the “Capital Increase”), delegating the execution of the Capital Increase to the Board of Directors of BBVA pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2nd July, by means of which the consolidated Spanish Capital Corporations Law was passed (the “Spanish Capital Corporations Law”), and to article 30. c) of BBVA Bylaws.

This information document (the “Information Document”) has been issued in accordance with article 26.1.e) of Royal Decree 1310/2005, of 4th November, which partially develops Act 24/1988, of 28th July, on the Securities Exchange, with respect to the admission of securities for trading on regulated secondary markets, public bids of sale or subscription and the offering circular required for such purposes, which provides that the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of a free-of-charge capital increase will not be necessary provided that “a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This Information Document is available on the Spanish National Securities Market Commission’s website (www.cnmv.es) and on the Bank’s website (www.bbva.com).

2.	PURPOSE OF THE CAPITAL INCREASE

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration program named “Dividend Option”, which offers BBVA shareholders the opportunity to elect to receive their remuneration in ordinary newly-issued BBVA shares or in cash at their choice.

The Dividend Option pursues the optimization and customization of the shareholder’s remuneration scheme, and therefore the shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation.

The Dividend Option program works as follows:

Upon the implementation of the Capital Increase, each shareholder will receive a right of free allocation for each BBVA share held at the record date. These rights will be listed on the Spanish Stock Exchanges during a fifteen calendar day period. Once this period has elapsed, the rights will be automatically converted into ordinary newly-issued BBVA shares.

Under the Dividend Option program, each shareholder may opt from among the following alternatives:1

(i)	Receive ordinary newly issued BBVA shares. In this case, the shareholder will receive free-of-charge the number of new shares corresponding to the number of rights of free allocation held. The delivery of such shares will not be subject to Spanish withholding tax.

(ii)	Receive their remuneration in cash. To this end, BBVA will assume an irrevocable undertaking to acquire the rights of free allocation for a guaranteed fixed price which may be exercised until 14th October 2015. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the rights of free allocation are assigned (which is expected to occur at 23:59 Madrid (Spain) time on 2nd October 2015) and only in connection with the rights of free allocation which are originally assigned to them at such time; accordingly, this option will not be available in respect of any right of free allocation acquired through a market purchase. This option will be subject to the same tax treatment as dividends distributed directly in cash and, therefore, the amount to be paid to the shareholders will be subject to a 19.5% withholding tax.

(iii)	Receive a cash payment through the selling of their rights on the market. Given that the rights will be listed, shareholders may opt to sell them on the market at any time during the trading period, which is expected to take place from 5th to 19th October 2015, at the prevailing market price rather than at the guaranteed fixed price offered by BBVA pursuant to its acquisition undertaking. The proceeds obtained from the market sale will not be subject to withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their preferences.

Shareholders who do not make a timely election will receive the number of new BBVA shares corresponding to them2.

3.	DETAILS OF THE OFFER

3.1. Number of shares to be issued and number of rights necessary

BBVA’s Board of Directors, at its 30th October 2015 meeting, approved the execution of the Capital Increase in accordance with the terms approved by the Ordinary General Meeting of BBVA shareholders held on 13th March 2015, under item 4.2 of the fourth point of the agenda.

[1]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[2]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Pursuant to the formulas provided for in the resolution of the Ordinary General Meeting of BBVA shareholders, the Board of Directors of the Bank has established the terms of the Capital Increase as follows:

(i)	The maximum number of new ordinary shares to be issued (the “New Shares”) will be 68,535,195. Accordingly, the maximum aggregate nominal value of the Capital Increase will be € 33,582,245.55, which is the product of multiplying the maximum number of New Shares 68,535,195 by the nominal value of €0.49 per New Share.

The maximum number of New Shares to be issued is the result of applying the formulas provided for in the applicable resolution adopted by the Ordinary General Meeting of BBVA shareholders, considering that the number of old shares outstanding is 6,305,238,012 (“NOS”), that the reference market value is € 510,000,000 (“RMV”) and that the reference price is € 7.438 (“reference price” or “RP”).3 On this basis, the number of rights to be assigned (“rights to be assigned” or “NAR”) is 92, in accordance with the formula indicated in the referred resolution (rounded up to the next whole number):

NAR = RP x NOS / RMV = 7.438 x 6,305,238,012 / 510,000,000 = 92

Thus, the maximum number of New Shares to be issued is 68,535,195, in accordance with the formula established by the Ordinary General Meeting of BBVA shareholders (rounded down to the next whole number):

New Shares = NOS / NAR = 6,305,238,012 / 92 = 68,535,195

However, the final number of New Shares and the final nominal value of the Capital Increase will depend on the number of rights of free allocation acquired by the Bank pursuant to its undertaking to acquire the rights of free allocation. BBVA will waive the rights of free allocation acquired pursuant to such undertaking and only those New Shares corresponding to the rights of free allocation which have not been acquired by BBVA pursuant to its undertaking will be issued.

The New Shares will be issued at their nominal value of forty-nine euro cents (€0.49) per New Share, without issuance premium.

(ii)	The number of rights of free allocation (NAR) necessary to receive one New Share is 92.

BBVA shareholders who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”) at 23:59 Madrid (Spain) time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for 2nd October 2015) will receive a right of free allocation for each BBVA share held at that time. Consequently, such shareholders will have a right to receive one New Share for each 92 shares held by them on such date.

To ensure that all the rights of free allocation are effectively exercisable and that the number of New Shares to be issued is a whole number, BBVA has renounced 72 rights corresponding to 72 shares held as treasury stock shares.

[3]	The Reference Price corresponds to the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over the five (5) trading days prior to 30th September 2015, the date that BBVA’s Board of Directors resolved to execute the Capital Increase, rounded off to the nearest one-thousandth of a euro and, in the event of a half of one-thousandth of a euro, this will rounded up to the nearest one-thousandth.

3.2. Definitive price of the undertaking to acquire the rights of free allocation

The gross price at which BBVA undertakes to acquire each right of free allocation is €0.08 per right, in accordance with the formula included in the resolution adopted by the Ordinary General Meeting of BBVA shareholders (rounded off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

Purchase price = RP / (NAR +1) = 7.438 / (92+ 1) = € 0.08

Accordingly, shareholders who wish to receive their remuneration in cash may sell their rights of free allocation to BBVA at a guaranteed fixed gross price of €0.08 per right.

BBVA’s undertaking to acquire rights of free allocation at this fixed price will be in effect until 14th October 2015.4

3.3. Calendar

The expected calendar5 for the execution of the Capital Increase is the following:

•	2nd October 2015 (23:59 Madrid (Spain) time): Record date for allocation of rights.

•	5th October 2015: Rights trading period begins in Spain.

•	14th October 2015: Deadline for exercising the undertaking to acquire the rights of free allocation assumed by BBVA on the terms set forth above.

•	19th October 2015: Rights trading period ends.

•	22nd October 2015: Date of payment to shareholders who have exercised the undertaking to acquire rights assumed by BBVA.

•	29th October 2015: New Shares allocated to shareholders.

•	30th October 2015: Initiation of ordinary trading of the New Shares on the Spanish Stock Exchanges[6], subject to obtaining all necessary authorizations.

[4]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[5]	This schedule is tentative and the relevant items may be modified or may vary on the overseas exchanges on which BBVA shares or ADSs are traded. Please see section 5.
[6]	We will also seek admission to trading in the foreign stock exchanges where BBVA shares or ADSs are currently listed.

3.4. Assignment of rights and procedure to opt for cash or for New Shares

The rights of free allocation will be assigned to the shareholders of BBVA who appear as such in the book-entry registries of Iberclear at 23:59 Madrid (Spain) time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for 2nd October 2015). The trading period of the rights will begin on the next trading day and will have a term of fifteen calendar days (envisaged from 5th to 19th October 2015, both inclusive).

During the trading period of the rights, the shareholders may opt to receive cash or New Shares on the terms explained above, as well as for acquiring in the market rights of free allocation sufficient and in the necessary proportion to subscribe for New Shares.

However, those shareholders who wish to exercise the undertaking to acquire rights assumed by BBVA and receive cash at the guaranteed fixed price will need to communicate their decision no later than 14th October 2015. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the rights of free allocation are assigned (which is expected to occur at 23:59 Madrid (Spain) time on 2nd October 2015) and only in connection with the rights of free allocation which are originally assigned to them at such time; accordingly, this option will not be available in respect of any right of free allocation acquired through a market purchase.

In the absence of a timely express communication of such decision, shareholders will receive New Shares.7

To choose among the alternatives offered by the “Dividend Option” program, shareholders will have to contact the entities where their BBVA shares and corresponding rights of free allocation are deposited. Specifically:

(i)	Shareholders whose shares are deposited at BBVA Group entities: Shareholders who wish to give instructions will have to give the relevant order. In the absence of an express communication, shareholders will receive New Shares and, if applicable, the proceeds of the liquidation in the market of any rights of free allocation not-exercisable into a whole New Share.

[7]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

BBVA shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive their corresponding New Shares. In case of sale of the rights on the market, BBVA shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Shareholders whose shares are deposited with other entities: These shareholders will have to contact the entity where their shares and rights are deposited to notify them their decision.

The depository entities may charge shareholders fees or costs related to the assignment of New Shares or the sale of rights pursuant to the applicable regulations.

The Capital Increase is carried out free of fees and costs for shareholders in connection with the assignment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

4.	NATURE OF THE NEW SHARES TO BE ISSUED

4.1. Par value, issue price and representation of the New Shares

The New Shares to be issued in the Capital Increase will be ordinary shares with a par value of €0.49 each, of the same class and series and with the same rights as those currently outstanding.

The New Shares will be issued at an issue price of €0.49, which is without issuance premium, and will be represented in book-entry form, the records of which will be kept by Iberclear and its participant entities.

4.2. Reserves to which the New Shares will be charged and balance sheet used for the Capital Increase

The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders. The Capital Increase will be wholly charged against the freely distributable reserve named voluntary reserves, derived from retained earnings, which amounted to €6,783,835,974.33 as of 31st December 2014.

The balance sheet used for purposes of the Capital Increase is that corresponding to 31st December 2014, duly audited by Deloitte, S.L. as of 4th February 2015 and approved by the Ordinary General Meeting of BBVA shareholders on 13th March 2015 under the first item of its agenda.

4.3. Shares in deposit

Following the end of the trading period of the rights of free allocation, the New Shares that have not been capable of being assigned due to causes not attributable to BBVA will be kept in deposit and available to whomever evidences lawful ownership of the relevant rights of free allocation.

Three years after the end of the rights of free allocation trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4. Rights of the New Shares

The New Shares will confer economic rights upon their holders from the date on which the New Shares are registered in the accounting records of Iberclear, and the right to participate in the distribution of the assets resulting from the liquidation of the Bank.

4.5. Admission to listing

The Bank will apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish SIBE electronic trading platform (Sistema de Interconexión Bursátil Español), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which BBVA shares are traded (currently London and Mexico, and through ADSs (American Depositary Shares), on the New York Stock Exchange, as well as on the Lima Stock Exchange, by virtue of the agreement among such exchanges) in order for the New Shares issued under the Capital Increase to be admitted to trading on those exchanges. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the New Shares on the Spanish Stock Exchanges will begin on 30th October 2015.

4.6 Tax matters

In general, the applicable tax regime in Spain for shareholders is as follows:

For tax purposes, the vesting of the New Shares will be deemed to be the vesting of free-of-charge shares and, consequently, will not be considered as income for the purpose of Spanish personal income tax (“IRPF”), for corporate income tax (“IS”) or for non-residents income tax (“IRNR”), whether or not acting through a permanent establishment in Spain.

The acquisition value of New Shares received as a consequence of the Capital Increase and of the shares from which they originate will be the total cost divided by the corresponding number of shares, including both old and newly issued shares. The seniority of such free-of-charge shares will be the same as the shares from which they originate.

If shareholders sell their rights of free allocation on the market, the amount obtained from the transfer of such rights will, in general, be subject to the following taxes:

•	In the case of IRPF and IRNR and if the transaction is not carried out through a permanent establishment, the amount obtained from the transfer of rights of free allocation on the market will receive the same tax treatment as pre-emptive subscription rights. Consequently, for tax purposes, the amount obtained from the transfer of the rights of free allocation is subtracted from the acquisition value of the shares from which these rights originate, in application of article 37.1.a) of Act 35/2006, of 28th November, on Personal Income Tax (IRPF), as amended by Act 26/2014, of 27th November.

Thus only if the amount obtained from the transfer of the rights exceeds the acquisition value of the shares from which they originate will the difference be considered a capital gain of the transferor in the tax period in which the transfer takes place.

•	In the case of IS and IRNR, when the transaction is carried out through a permanent establishment in Spain, insofar as it completes a full trading cycle, tax will be payable in accordance with the applicable accounting rules.

If BBVA shareholders entitled to rights of free allocation decide to exercise BBVA’s irrevocable undertaking to acquire the rights for cash, the tax treatment applicable to the amount obtained from the transfer to the Bank of such rights of free allocation received due to the shareholder’s status as such will be equivalent to the tax treatment applicable to dividends distributed directly in cash, and therefore subject to the corresponding withholding tax, which currently stands at 19.5%.

5.	FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this Information Document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Shareholders holding such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

*            *             *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: September 30th, 2015	By:	/s/ Erik Schotkamp

	Name:	Erik Schotkamp

	Title:	Capital & Funding Management Director